

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Quentin Koffey
Managing Partner and Chief Investment Officer
Politan Capital Management LP
106 West 56th Street, 10th Floor
New York, New York 10019

> **Re: Masimo Corporation**
> **DFAN14A filed May 2, 2023**
> **Filed by Politan Capital Management et al.**
> **File No. 001-33642**

Dear Quentin Koffey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

DFAN14A filed May 2, 2023

Press Release dated May 2, 2023, page 1

1. Avoid making statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. See Rule 14a-9. In future filings, avoid statements like the following without appropriate factual foundation: "[t]he Board has enacted widely criticized and *illegal* bylaws" (emphasis added).

Website (www.AdvanceMasimo.com), page 1

2. Your website asserts that Masimo "refused to comply with its 2015 governance agreement to expand the Board to seven directors." Please revise to provide a factual foundation for this assertion.

3.   Refer to comment 1 above. We note your assertion that "Mr. Kiani's *illegal* employment agreement means Masimo's Board is permanently staggered" (emphasis added). Please revise or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at (202) 551-8573 at Christina Chalk at (202) 551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions